CICI Bank Limited
                                                       ICICI Towers
     [logo] ICICI Bank                                 Bandra Kurla Complex
     [logo] ICICI Bank                                 Mumbai 400 051
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           News Release                                         October 24, 2001


     ICICI Bank's Board to Consider Merger of ICICI with ICICI Bank

     ICICI Bank Limited (NYSE: IBN) has already intimated the stock exchanges that its Board of Directors, at its forthcoming Meeting to be held on October 25, 2001, at Mumbai, will consider the audited financial results for the half-year ended September 30, 2001.

     It has now been decided that the Board of Directors of ICICI Bank will also consider a proposal for the merger of ICICI Limited (NYSE: IC) and two of its wholly-owned subsidiaries, ICICI Personal Financial Services Limited and ICICI Capital Services Limited, with ICICI Bank at the forthcoming Meeting scheduled on October 25, 2001. The Board will consider the share exchange ratio based on the recommendations to be made by DSP Merrill Lynch, the investment banker appointed by ICICI Bank, and Deloitte, Haskins & Sells, the accounting firm appointed jointly by ICICI Bank and ICICI. The proposal shall, if approved by the respective Boards, be submitted to the Reserve Bank of India (RBI) for its consideration and approval, and shall be subject to various other approvals, including the approval of the shareholders of ICICI Bank and ICICI, the High Courts of Mumbai and Gujarat, and the Government of India as may be required.

     About ICICI Bank

     ICICI Bank is a leading technology-oriented private sector bank with assets of Rs. 20,419 crore and shareholders' equity of Rs. 1,378 crore at June 30, 2001. At September 30, 2001, the Bank had a network of 396 branches and extension counters, and India's largest ATM network with 601 ATMs. ICICI Bank's shares are listed on the Stock Exchanges at Mumbai, Kolkata, New Delhi, Chennai, Vadodara and on the National Stock Exchange. ICICI Bank's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

     About ICICI

     ICICI is a diversified financial services provider, which along with its various subsidiaries and affiliates, offers a range of products and services to its corporate and retail customers, and operates as a virtual "universal bank". At June 30, 2001, ICICI had total assets of Rs. 74,751 crore and shareholders' equity of Rs. 9,018 crore. ICICI's shares are listed on the Stock Exchanges at Mumbai, Kolkata, New Delhi, Chennai, Vadodara, Mangalore, Bangalore and on the National Stock Exchange. ICICI's ADS are listed on the New York Stock Exchange.


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                                                       CICI Bank Limited
                                                       ICICI Towers
     [logo] ICICI Bank                                 Bandra Kurla Complex
     [logo] ICICI Bank                                 Mumbai 400 051
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     About ICICI Personal Financial Services

     ICICI Personal Financial Services is a wholly-owned subsidiary of ICICI, and is engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank.

     About ICICI Capital Services

     ICICI Capital Services is a wholly-owned subsidiary of ICICI, and is the largest distributor of financial and investment products in India. ICICI Capital Services also provides front-office services to the retail and semi-retail investors of ICICI, and undertakes the management of the various ICICI Centres set up by ICICI.


     For further press queries, contact:

     Madhvendra Das at 91-22-653 6124 or email at das@icici.com



     Note: Rs. 1 crore = Rs. 10.0 million

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     This press release contains forward-looking statements based on the current beliefs and expectations of ICICI Limited's and ICICI Bank's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the failure of the Board of Directors of ICICI Limited and the Board of Directors of ICICI Bank to approve the merger; the ability to obtain RBI, governmental and other approvals for the merger on the proposed terms and schedule; the failure of ICICI Limited and ICICI Bank shareholders to approve the merger or the failure of the High Courts of Mumbai or Gujarat to approve the Scheme of Amalgamation. These uncertainties may have an adverse effect on the price of ICICI Bank's equity shares and ADS. Additional factors that could cause ICICI Limited's and ICICI Bank's results to differ materially from those described in the forward-looking statements can be found in the 2001 Annual Reports on Form 20-F of ICICI Limited and ICICI Bank, filed with the Securities and Exchange Commission.

     ICICI Limited's and ICICI Bank's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services or from the website maintained by the SEC at www.sec.gov.


     October 24, 2001